NYSE Amex LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

June 4, 2010

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Orleans Homebuilders, Inc.

Common Stock, $0.10 Par Value

         Commission File Number - 001-06830

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a) Sections 134 and 1101 of the NYSE Amex LLC Company Guide (the “Company Guide”) which require listed issuers to comply with applicable SEC requirements with respect to the filing of reports and other documents through the SEC’s Electronic Data Gathering Analysis and Retrieval system;

(b) Section 1002(e) of the Company Guide which states that the Exchange will normally consider the suspension of trading in, or removal from listing of, any security when, in the opinion of the Exchange an event shall occur or any other condition shall exist which makes further dealings on the Exchange unwarranted; and

(c) Section 1003(a)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, securities of an issuer that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

 2.

The Common Stock (the “Common Stock”) of Orleans Homebuilders, Inc. (the "Company" or "Orleans") does not qualify for continued listing due to the following:

(a)

The Company failed to timely file with the SEC, its annual report on Form 10-K for the fiscal year ended June 30, 2009; its quarterly report on Form 10-Q for the period ended September 30, 2009; and its quarterly report on Form 10-Q for the period ended December 31, 2009.

(b)

As of the close of business on June 1, 2010, the market capitalization of the Company’s publicly traded securities aggregated only $3,436,045.1

(c)

In a Form 8-K filed with the SEC on March 3, 2010, the Company announced that on March 1, 2010, The Company and certain of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the district of Delaware seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code.  In a press release issued through the news media on March 1, 2010 (the “Press Release”), the Company disclosed that the voluntary petitions result from the final maturity of the Company’s $350 million senior secured Second Amended Restated Revolving Credit Loan Agreement (as amended, the “Credit Facility”) on February 12, 2010, and the inability to reach agreement on an extension of the Credit Facility with 100% of the approximately 17-member bank group, or obtain a replacement of the Credit Facility. At the time that the Press Release was filed, there was approximately $311 million of cash borrowings outstanding under the Credit Facility, excluding any letters of credit.

3.

In reviewing the eligibility of the Company's Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

By letters dated November 2, 2009, December 1, 2009 and March 5, 2010, Staff advised Orleans of its non-compliance with Sections 134 and 1101 of the Company Guide, due to the fact that it failed to file with the SEC, its annual report on Form 10-K for the fiscal year ended June 30, 2009; quarterly report on Form 10-Q for the period ended September 30, 2009; and quarterly report on Form 10-Q for the period ended December 31, 2009, respectively.  By letter dated November 2, 2009, Orleans was afforded the opportunity to submit a plan of compliance, detailing actions which the Company had taken or intended to take to regain compliance with Sections 134 and 1101 of the Company Guide by February 2, 2010 (the “Plan”).

(b)

On November 16, 2009, Orleans submitted its Plan to the Exchange and by letter dated December 15, 2009, the Exchange notified Orleans that it had accepted the Plan and granted the Company an extension until February 15, 2010 to regain compliance with Sections 134 and 1101 of the Company Guide (the “Plan Period”).

(c)

Subsequently, on March 5, 2010, the Exchange notified Orleans that, in addition to failing to regain compliance with Sections 134 and 1101 of the Company Guide, the Company was also not in compliance with certain additional continued listing standards and was subject to removal from listing in accordance with certain of the Exchange's continued listing requirements, as set forth in Parts 1 and 10 of the Company Guide.  In particular, the Company was not in compliance with Sections 134 and 1101, 1002(e) and 1003(a)(iv) of the Company Guide and was subject to removal from the list (the "Staff Determination").  The Company was further notified that due to the nature and severity of the continued listing deficiencies, it was necessary and appropriate, to truncate the continued listing evaluation and follow-up procedures as set forth in Section 1009 of the Company Guide and move to immediately delist the securities from listing and registration on the Exchange.  The Company was further notified of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel ("Panel") within seven days of the Staff Determination, or by March 12, 2010.

(d)

 The Company did not appeal the Staff Determination within the requisite time period or thereafter and was not otherwise in compliance with the Exchange's continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com/regulation.  Further, a copy of this application has been forwarded to Mr. Jeffrey P. Orleans, Chief Executive Officer of Orleans Homebuilders, Inc.

Janice O’Neill

Senior Vice President – Corporate Compliance
NYSE Regulation, Inc.

Footnotes

1 Calculated by multiplying the Company’s outstanding shares of common stock as of May 15, 2009 (19,089,141) by the closing price of the common stock as of June 1, 2010 ($0.18 per share).